UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On February 5, 2026, the Company’s board of directors granted an aggregate of 6,544,725 warrants (the “Warrants”) to certain of the Company’s board members, management and employees. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of nominal DKK 0.25 in the Company at a subscription price of USD 0.087 converted into DKK using the official exchange rate between DKK and USD on the exercise day, provided, however no less than DKK 0.25 per share of nominal DKK 0.25 and provided however that the adjustment mechanisms in clause 6 of appendix 13 to the Articles of Association may result in a different number of shares and/or a different subscription price. The Warrants were issued on the terms and conditions set out in Appendix 13 of the Company’s Articles of Association. Such Warrants will be subject to the Company’s standard terms and conditions and 5,357,225 warrants vest with 1/36 per month from 1 January 2026 and 687,500 warrants vest with 1/12 per month from 1 January 2026 and 500,000 warrants shall be deemed fully vested at the time of grant.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional nominal DKK 7,482,257 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to Section 2.5 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

On February 16, 2026, the Company’s board of directors granted an aggregate of 2,500,000 warrants (the “February 16 Warrants”) to certain of the Company’s board members, management, employees and/or advisors/consultants. In connection with the grant of the February 16 Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each February 16 Warrant confers the right to subscribe for one ordinary share of nominal DKK 0.25 in the Company at a subscription price of USD 0.115 converted into DKK using the official exchange rate between DKK and USD on the exercise day, provided, however no less than DKK 0.25 per share of nominal DKK 0.25 and provided however that the adjustment mechanisms in clause 6 of appendix 5 to the Articles of Association may result in a different number of shares and/or a different subscription price. The February 16 Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association. Such February 16 Warrants will be subject to the Company’s standard terms and conditions and vest with 1/36 per month from 1 November 2025.

After giving effect to the grant of the February 16 Warrants described above, warrants to subscribe for an additional nominal DKK 6,857,257 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to Section 2.5 of the Company’s Articles of Association. The foregoing description of the material terms of the February 16 Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

The Company’s Articles of Association were amended as of February 5, 2026, and February 16, 2026 to reflect the grant of the Warrants and February 16 Warrants and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 27, 2026	By:	/s/ Dr. Helen Tayton-Martin
Dr. Helen Tayton-Martin
Chief Executive Officer